SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2015
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL and Delta Air Lines further strengthen their strategic alliance

São Paulo, July 10, 2015 – GOL Linhas Aéreas Inteligentes S.A. (BM&FBOVESPA: GOLL4 and NYSE: GOL), (S&P: B, Fitch: B-, Moody’s: B3) (the “Company” or “GOL”), the largest low-cost and best-fare airline in Latin America, in compliance with CVM Instruction 358/2002 ("CVM Instruction 358"), hereby informs its shareholders and the market that it, its controlling shareholder and Delta Air Lines, Inc. (NYSE: DAL) (“Delta”) have agreed to enter into the following transactions (the “Strategic Transactions”):

•        equity investments in GOL of up to US$90 million and up to US$56 million to be made by the Company’s controlling shareholder, Fundo de Investimento em Participações Volluto (“Volluto”), and Delta,  respectively,

•        Delta will guarantee a term loan to be entered into by GOL with third party lenders of up to $300 million, with the guarantee in favor of such third party lenders secured by a first priority security interest in favor of Delta in common shares of Smiles S.A. held by GOL, and

•        an extension and expansion of GOL’s commercial cooperation arrangements with Delta.

The Strategic Transactions are intended to allow GOL and Delta to continue to benefit from their strategic partnership and to significantly enhance the financial position and liquidity of GOL.

The consummation of each of the Strategic Transactions is subject to conditions, including the execution and delivery of definitive documentation, regulatory approvals from the Brazilian antitrust authority, and other customary closing conditions.

Equity Investment

Delta will invest up to $56 million and Volluto will invest up to $90 million in newly issued preferred shares of GOL in a capital increase of up to  US$146 million  The board of GOL will determine the exact amount of the capital increase in Brazilian reais.

Volluto has agreed (1) to invest up to US$90 million to exercise its preemptive rights to subscribe for approximately 61% of the new shares of GOL in the capital increase, and (2) to assign to Delta its preemptive rights to subscribe for any shares remaining after the exercise of preemptive rights by all other shareholders.

Delta has agreed (1) to exercise its preemptive rights to subscribe for approximately 2.9% of the new shares in the capital increase, and (2) to exercise the preemptive rights assigned to it by Volluto to subscribe for additional shares remaining after the exercise of preemptive rights by all other shareholders for an aggregate investment of up to US$56 million.

All holders of GOL’s preferred shares, except for holders of preferred shares in the form of ADRs, will be entitled to exercise their preemptive rights to subscribe for a portion of the newly issued shares proportionate to their existing shareholdings, pursuant to the by-laws of GOL.

The detailed terms and conditions of the capital increase are expected to be approved by the Board of Directors of GOL and disclosed on July 14, 2015, including the final amount in Brazilian reais of the capital increase, issuance price, the record date, and the periods and procedures for the exercise of preemptive rights by the shareholders of GOL.

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Material Fact

The equity investment described herein is subject to certain terms and conditions set forth in the Investment Agreement entered into on the date hereof among GOL, Volluto and Delta.

GOL Term Loan Guaranteed by Delta

Delta has agreed to guarantee a term loan to be entered into by GOL with third party lenders of up to $300 million to be arranged by Morgan Stanley Senior Funding, Inc. GOL will provide a security interest in common shares of Smiles S.A. to Delta to secure any payments made by Delta on behalf of GOL. The Delta guarantee will be subject to certain conditions including the negotiation of definitive documentation.

The details of the term loan, including the timing of the funding and the terms and conditions of the loan, will be determined in due course.

Extension of Commercial Arrangements with Delta

GOL and Delta also agreed to extend the term of their existing strategic, long-term commercial cooperation agreements with exclusivity provisions designed to strengthen the cooperation and synergies between the two companies, and to extend their commercial arrangements relating to aircraft maintenance services.

The offer and sale of the preferred shares and the notes referred to in this release have not been and will not be registered with the U.S. Securities and Exchange Commission, and they will not be offered or sold absent registration or an applicable exemption from registration requirements.

Due to the closing of the strategic partnership, the Company will host an investor conference call On Monday, 13th July, 2015 , and will make an exceptional filing of its calendar of events to include the call.

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Material Fact

Conference Calls

English	Portuguese
July 13, 2015	July 13, 2015
11:00 a.m. (US EST)	10:00 a.m. (US EST)
12:00 p.m. (Brasília Time)	11:00 a.m. (Brasília Time)
Phone: +1 (412) 317 6776	Phone: +55 (11) 2188 0155
Code: GOL	Code: GOL
Replay Phone: +1 (412) 317 0088	Replay Phone: +55 (11) 2188 0400
Replay Code: 10069079	Replay Code: GOL
Webcast: click here	Webcast: click here

ABOUT GOL LINHAS AÉREAS INTELIGENTES S.A.

GOL Linhas Aéreas Inteligentes S.A. (BMF&BOVESPA: GOLL4 and NYSE: GOL), the largest low-cost and best-fare airline in Latin America, offers around 900 daily flights to 73 destinations, 17 international, in South America, the Caribbean and the United States, using a young, modern fleet of Boeing 737-700 and 737-800 Next Generation aircraft, the safest, most efficient and most economical of their type. The SMILES loyalty program allows members to accumulate miles and redeem tickets to more than 700 locations around the world via flights with foreign partner airlines. The Company also operates Gollog, a logistics service which retrieves and delivers cargo and packages to and from more than 3,500 cities in Brazil and eight abroad. With its portfolio of innovative products and services, GOL Linhas Aéreas Inteligentes offers the best cost-benefit ratio in the market.

ABOUT DELTA AIR LINES

Delta Air Lines is working to be the best U.S. airline in Latin America and the Caribbean. Its achievements have been recognized with two top distinctions by Latin Trade’s Best of Travel Annual Awards 2014, leading the categories of “Most Improvement Overall” and “Best Partnerships and Alliances,” and being the only U.S. airline in this year’s rankings. Delta continues to grow in Latin America through its long-term exclusive alliances with GOL Linhas Aéreas Inteligentes, Aeroméxico and Aerolíneas Argentinas, and is committed to building a solid regional footprint thus enhancing its global network and offering a better overall experience for its customers. Delta provides service to 32 countries and 52 destinations in the region offering over 1,500 weekly flights between Latin America/Caribbean and the U.S. Delta customers can receive real-time, on-the-go travel assistance in Spanish and Portuguese through Twitter channels @DeltaAssist_ES and @DeltaAjuda from 9 a.m. to 7 p.m. EST. Brazilian customers can also access Delta´s dedicated Brazil Facebook page, visiting http://www.facebook.com/DeltaAirLinesBrasil.

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Material Fact

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 10, 2015

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Edmar Prado Lopes Neto
Name: Edmar Prado Lopes Neto Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.